FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc
(Translation of Registrant's Name into English)

     Santa Rosa 76,
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes                No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes No X

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes                No     X

  If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE 1Q 2010

ENDESA CHILE
ANNOUNCES CONSOLIDATED RESULTS
FOR THE PERIOD ENDED MARCH 31st, 2010

Highlights for the Period

SUMMARY

Consolidated physical sales decreased by 9.2%, reaching 13,574 GWh, primarily explained by Argentina and Colombia. Revenues decreased by 20% reaching Ch$ 529,906 million.
Consolidated costs amounted to Ch$ 354,506 million, a reduction of 4.5%, due to lower use of liquid fuels for thermal generation.
Net Income attributable to Endesa Chile s shareholders was Ch$ 93,729 million in March 2010, a 43.5% decrease.
EBITDA was Ch$ 225,510 million, a 33.1% decrease over the Ch$ 337,262 million recorded in March 2009.
Net financial results improved in Ch$ 26,088 million, or 46.2%.
Income derived from investments in related companies reached Ch$ 20,649 million, 22.8% increase, mainly as a result of higher net income of our affiliate, Endesa Brasil.
Consolidated hydro generation experienced 11.7% decrease, mainly explained by Colombia.
In Chile, EBITDA decreased by Ch$ 84,701 million which is explained primarily by the following:
Lower average prices by 28%
Lower demand for electricity by 2.8%
Lower physical sales by 3.5%
In Colombia, EBITDA decreased by Ch$ 19,956 million, which is explained primarily by the following:
Low hydrology explained by the El Niño phenomenon
Less efficient production mix due to higher thermal production
Higher costs of fuel consumption
Physical sales decreased by 16%
In Peru, EBITDA decreased by Ch$ 7,599 million, as a result of:
Lower physical sales by 9.4%
Higher costs of energy purchases due to the absence of the non-recurrent reversal of a provision registered as of March 2009 related to distributors without contracts
In Argentina, EBITDA increased by Ch$ 504 million, as a result of:
Higher hydroelectric production dispatched due to favorable hydrological conditions
Better production mix

PRESS RELEASE 1Q 2010

Successful amendments to event of default clauses and financial covenants in the Endesa Chile Local Bonds contracts, eliminating from event of default clauses all references to Endesa Chile s subsidiaries, and adjusting the financial covenants as a consequence of the adoption of IFRS, thus keeping the financial cushions unchanged.

Consolidated debt reached US$ 3,821 million, 8.4% lower than December 2009.
Consolidated average interest rate slightly increased from 6.5% in December 2009 to 6.7%.
Interest Coverage ratio fell 10.1%, to 6.0 times when compared to December 2009.
Liquidity, a key consideration in our financial management, continues to be in a very solid position as below:
Uncommitted credit lines for US$ 222 million available for Endesa Chile in the Chilean capital markets.
Committed credit lines for US$ 94 million in undrawn revolving debt facilities in the Chilean capital market.
Committed credit lines for US$ 550 million in undrawn revolving debt facilities in the international markets.
Cash and cash equivalents amounted to Ch$ 576 million on a consolidated basis.

Endesa Chile continued to apply a strict control over its liquidity and in all its subsidiaries using hedge instruments to protect cash flow from variations in exchange rates and interest rate risk. The outstanding derivative instruments are detailed as follows:

Interest Rate Swaps for a total amount of US$ 200 million to fix the interest rate.
Cross currency swaps for US$ 235 million to mitigate exchange and interest rates risks.
Forwards, for US$ 103 million to mitigate exchange rate risk.

The aforementioned financial tools are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection.

MARKET SUMMARY

During the first quarter 2010, the Chilean stock exchange main index showed a positive performance in line with other international stock markets. The IPSA registered a 5% increase, as compared with other world benchmarks: Bovespa: +3%, Dow Jones Industrials: +4%, S&P 500: +5%, UKX: +5%, FTSE 250: +9%.

Endesa Chile s share price in the local market during the period decreased 5%. Factors that influenced this result have been significant movements made by the local pension funds, and also due to the effect of the earthquake over the Chilean stock market. Consistently with the Chilean peso depreciation of 3% during the first quarter of 2010 and the local price performance, Endesa Chile s ADRs price fell 7%.

In addition, during this year, Endesa Chile continued to be among the most traded companies at the Santiago Stock Exchange, with an average trading of US$ 11.5 million in the first quarter of 2010.

PRESS RELEASE 1Q 2010

Top Five Daily Average Traded Amount at SSE in 1st Quarter 2010
Thousand US$
LAN	20.224
SQM	15.771
CENCOSUD	12.821
ENERSIS	11.716
ENDESA CHILE	11.511

Source: Santiago Stock Exchange (SSE)

RISK RATING CLASSIFICATION INFORMATION

Endesa Chile s credit profile has continued to strengthen in 2010, due to improvements in the liquidityposition and reduction of leverage level. The positive perspective of the operational and credit profileof Endesa Chile has been reflected in the recent upgrades made in January 2010 by Fitch Ratings toour Foreign and Local Currency Issuer Default Ratings and Endesa Chile Yankee Bonds to BBB+ from BBB , and in February Standard & Poors upgraded the Company s foreign corporate creditrating and senior unsecured debt rating to BBB+ from BBB

Similarly, in March Feller Rate announced an upgrade of Endesa Chile s solvency credit rating of thelocal bonds and commercial paper lines to AA from AA-, and ratified the rating assigned to theCompany s shares as First Class Level 1 .

The new ratings are further supported by our diversified asset portfolio, strong credit metrics,adequate debt composition and ample liquidity. Endesa Chile s geographic diversification throughLatin America provides a hedge to different regulations and weather conditions and its operatingsubsidiaries are financially strong and have leading market positions in the countries where theyoperate.

The current risk classifications are:

International Ratings:

Endesa Chile	S&P	Moody s	Fitch
Corporate	BBB+ / Stable	Baa3 / Stable	BBB+ / Stable

Domestic Ratings (for securities issued in Chile):

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

PRESS RELEASE 1Q 2010

TABLE OF CONTENTS

Summary	1
Financial Summary	2
Market Summary	2
Risk Rating Classification Information	3
TABLE OF CONTENTS	4
GENERAL INFORMATION	5
SIMPLIFIED ORGANIZATIONAL STRUCTURE	5
MARKET INFORMATION	6
EQUITY MARKET	6
DEBT MARKET	8
CONSOLIDATED INCOME STATEMENT ANALYSIS	9
NET INCOME	9
OPERATING INCOME	10
NET FINANCIAL RESULT	10
CONSOLIDATED BALANCE SHEET ANALYSIS	11
ASSETS	11
LIABILITIES AND SHAREHOLDER S EQUITY	12
DEBT MATURITY WITH THIRD PARTIES	13
EVOLUTION OF KEY FINANCIAL RATIOS	13
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	15
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	16
CAPEX AND DEPRECIATION	16
ARGENTINA	17
CHILE	19
COLOMBIA	21
PERU	22
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	23
SUSTAINABILITY AND THE ENVIRONMENT	25
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	26
OPERATING INCOME BY SUBSIDIARY	27
BUSINESS INFORMATION OF CHILEAN OPERATIONS	29
BUSINESS INFORMATION OF FOREIGN OPERATIONS	30
BRAZIL	31
OWNERSHIP OF THE COMPANY	35
CONFERENCE CALL INVITATION	35

PRESS RELEASE 1Q 2010

GENERAL INFORMATION

(Santiago, Chile, Friday 23rd, April 2010) Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended March 31st, 2010. All figures are in Chilean pesos (Ch$) under International Financial Reporting Standards (IFRS). Variations refer to the period between March 31st, 2009 and March 31st, 2010.

Figures as of March 31st, 2010 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$1 = Ch$534.20 as of March 31st, 2010 for the Balance Sheet, and the average exchange rate for the quarter of US$1 = Ch$518.82 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile s consolidated financial statements of such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of March 31st, 2009.

*  Endesa Chile s subsidiaries in Chile are Celta, Pangue, Pehuenche, San Isidro and Túnel El Melón.

SIMPLIFIED ORGANIZATIONAL STRUCTURE

PRESS RELEASE 1Q 2010

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile s ADR ( EOC ) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Return for the period: 25.3%

Source: Bloomberg

Santiago Stock Exchange (SSE)

The chart below shows the performance of Endesa Chile s Chilean stock price over the last 12 months compared to the selective Chilean Stock Index (IPSA):

Return for the period: 12.6%

PRESS RELEASE 1Q 2010

Daily Average Transactions Volume Santiago Stock Exchange

Source: Bloomberg

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Endesa Chile s share price ( XEOC ) at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

Return for the period: 22.1%

Daily Average Transactions Volume (1 unit = 30 Chilean shares)

Source: Bloomberg

PRESS RELEASE 1Q 2010

DEBT MARKET

Yankee Bonds Price Evolution

The following chart shows jthe pricing of three of our Yankee Bonds over the last twelve months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index (*):

Source: Bloomberg

(*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

PRESS RELEASE 1Q 2010

CONSOLIDATED INCOME STATEMENT ANALYSIS

NET INCOME

Net Income attributable to Endesa Chile s shareholders for the first quarter of 2010 was Ch$ 93,729 million, representing a 43.5% decrease over the same period of 2009, which was Ch$ 165,785 million.

Table 1

CONSOLIDATED INCOME STATEMENT					(Thousand US$)
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10

REVENUES	660,811	529,906	(130,905)	(19.8%)	1,021,373
Sales	659,408	527,716	(131,692)	(20.0%)	1,017,151
Energy sales	637,142	514,210	(122,931)	(19.3%)	991,119
Other sales	4,907	2,383	(2,524)	(51.4%)	4,593
Other services	17,360	11,122	(6,237)	(35.9%)	21,438

Other operating income	1,403	2,191	788	56.2%	4,222
PROCUREMENTS AND SERVICES	(277,990)	(261,841)	16,148	5.8%	(504,689)
Power purchased	(31,229)	(61,124)	(29,895)	(95.7%)	(117,814)
Cost of fuel consumed	(181,060)	(147,552)	33,508	18.5%	(284,401)
Transportation expenses	(54,868)	(39,569)	15,299	27.9%	(76,267)
Other variable procurements and services	(10,832)	(13,597)	(2,765)	(25.5%)	(26,207)
CONTRIBUTION MARGIN	382,821	268,065	(114,757)	(30.0%)	516,684
	-	-
Work on non-current assets	200	125	(75)	(37.6%)	241
Employee expenses	(18,954)	(16,981)	1,973	10.4%	(32,731)
Other fixed operating expenses	(26,805)	(25,698)	1,107	4.1%	(49,532)
GROSS OPERATING INCOME (EBITDA)	337,262	225,510	(111,752)	(33.1%)	434,662

Depreciation and amortization	(47,797)	(50,110)	(2,313)	(4.8%)	(96,585)
OPERATING INCOME	289,466	175,400	(114,065)	(39.4%)	338,077

NET FINANCIAL INCOME	(56,487)	(30,399)	26,088	46.2%	(58,593)
Financial income	10,900	3,316	(7,585)	(69.6%)	6,391
Financial expenses	(49,803)	(37,605)	12,199	24.5%	(72,482)
Income (Loss) for indexed assets and liabilities	9,352	(25)	(9,378)	(100.3%)	(49)
Foreign currency exchange differences, net	(26,936)	3,915	30,852	114.5%	7,547
Gains	6,345	6,797	452	7.1%	13,100
Losses	(33,281)	(2,881)	30,399	91.3%	(5,553)

NET INCOME FROM RELATED COMP. CONS. BY THE PROP.
EQ. METHOD	16,811	20,649	3,838	22.8%	39,801
NET INCOME FROM OTHER INVESTMENTS	(11)	-	11	(100.0%)	-
NET INCOME FROM SALES OF ASSETS	(22)	(7)	14	66.6%	(14)
Net Income Before Taxes	249,758	165,643	(84,115)	(33.7%)	319,271

INCOME TAX	(43,476)	(45,456)	(1,981)	(4.6%)	(87,615)

CONTINUED OPERATIONS RESULT	206,282	120,187	(86,095)	(41.7%)	231,655
Gain (Loss) from discontinued operations, Net from taxes	-	-	-		-
DISCONTINUED OPERATIONS RESULT	206,282	120,187	(86,095)	(41.7%)	231,655

NET INCOME ATTRIBUTABLE TO:	206,282	120,187	(86,095)	(41.7%)	231,655
Shareholders of the Company	165,785	93,729	(72,056)	(43.5%)	180,658
Minority Interest	40,498	26,458	(14,039)	(34.7%)	50,997
Earning per share (Ch$ /share and US$ / ADR)	20.2	11.4	(8.8)	(43.5%)	0.7

PRESS RELEASE 1Q 2010

OPERATING INCOME

Operating Income for the first quarter of 2010 reached Ch$ 175,400 million, a 39.4% decrease compared to the Ch$ 289,466 reported as of March 2009. The main reason behind this decrease was the lower average prices in Chile and higher operating costs in Colombia and Peru.

EBITDA, or Gross Operating Income, was Ch$ 225,510 million as of March 2010, a 33.1% decrease compared to the same period of 2009. This does not include the contribution of the investment in Endesa Brasil which is not consolidated by Endesa Chile, and its earnings contribution is under Net Income from Related Companies account.

Operating Revenues and costs, detailed by business line for the periods ending March 31st, 2010 and 2009 are:

Table 2

	Chile				Argentina				Colombia
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10
Operating Revenues	419,397	290,909	(30.6%)	560,716	66,977	61,149	(8.7%)	117,861	118,591	123,136	3.8%	237,340
% of consolidated	63.5%	54.9%		54.9%	10.1%	11.5%		11.5%	17.9%	23.2%		23.2%
Operating Costs	(235,534)	(194,334)	(17.5%)	(374,571)	(53,691)	(46,142)	(14.1%)	(88,938)	(53,559)	(79,011)	47.5%	(152,290)
% of consolidated	63.4%	54.8%		54.8%	14.5%	13.0%		13.0%	14.4%	22.3%		22.3%

Operating Income	183,863	96,575	(47.5%)	186,145	13,286	15,006	12.9%	28,924	65,032	44,126	(32.1%)	85,051

	Peru				Consolidated				Cons. Foreign Subs. Adj.
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10	1Q09	1Q10		1Q10
Operating Revenues	56,063	54,935	(2.0%)	105,885	660,811	529,906	(19.8%)	1,021,373	(217)	(223)	2.7%	(429)
% of consolidated	8.5%	10.4%		10.4%					(0.0% )	(0.0% )		(0.0%)
Operating Costs	(28,779)	(35,241)	22.5%	(67,926)	(371,345)	(354,506)	(4.5%)	(683,296)	217	223	2.7%	429
% of consolidated	7.7%	9.9%		9.9%					(0.1% )	(0.1% )		(0.1%)

Operating Income	27,284	19,693	(27.8%)	37,958	289,466	175,400	(39.4%)	338,077

NET FINANCIAL RESULT

The company s net financial expense decreased by Ch$ 26,088 million, or 46.2%, from Ch$ 56,487 million in the first quarter 2009 to Ch$ 30,399 million in the first quarter 2010. This is mainly explained by lower financial expense of Ch$ 12,199 million, mainly as a result of lower average debt in Chile and lower interest rate in Colombia. Also, a net gain from exchange rate difference of Ch$ 3,915 million was reported as of March 2010 compared to the net loss of Ch$ 26,936 registered as of March 2009. This net gain was mainly generated in Chile as the depreciation of the Chilean peso in relation to the dollar, which impacted the net assets denominated in dollars. Partially offsetting these positive results was the loss from adjustments of debt denominated in Unidades de Fomento (U.F.) in Chile as a result of a fairly flat level of inflation during the first quarter of 2010 and the lower financial income of Ch$ 7,585 million.

Net Income from Related Companies reached Ch$ 20,649 million in March 2010, increasing by 22.8% over the first quarter of 2009. These results mostly reflect the proportional contribution of the affiliate, Endesa Brasil, with better results in Cachoeira Dourada, because of higher physical sales, in Fortaleza due to lower costs of energy purchases as market prices declined due to greater hydrological conditions, in Ampla because of greater energy demand and the higher average sales price and in Coelce due to higher average energy sales price and higher physical sales.

TAXES

Taxes decreased by Ch$ 1,981 million as of March 31, 2010 compared to the same period of 2009.

PRESS RELEASE 1Q 2010

CONSOLIDATED BALANCE SHEET ANALYSIS

ASSETS

Table 3

ASSETS					(Thousand US$)
	FY2009	1Q10	Var FY2009- 1Q10	Chg %	1Q10

CURRENT ASSETS	942,361	791,024	(151,337)	(16.1%)	1,480,764
Cash and cash equivalents	446,438	307,493	(138,946)	(31.1%)	575,613
Other current financial assets	1,536	1,088	(448)	(29.2%)	2,036
Other current non-financial assets	12,389	10,321	(2,068)	(16.7%)	19,321
Trade accounts receivable and other receivables	328,265	305,174	(23,092)	(7.0%)	571,272
Accounts receivable from related companies	69,161	78,489	9,328	13.5%	146,928
Inventories	40,180	39,635	(545)	(1.4%)	74,194
Current tax receivable	44,392	48,825	4,433	10.0%	91,399
NON-CURRENT ASSETS	5,226,991	5,466,890	239,899	4.6%	10,233,789
Other non-current financial assets	4,142	10,210	6,069	146.5%	19,113
Other non-current non-financial assets	11,938	12,682	744	6.2%	23,740
Non-current receivables	66,716	69,051	2,335	3.5%	129,261
Investments in associates accounted for using the equity method	574,097	597,311	23,213	4.0%	1,118,140
Intangibles assets apart from increased value	42,639	43,400	761	1.8%	81,242
Increased value	105,545	112,282	6,737	6.4%	210,188
Property, plant and equipment	4,326,989	4,516,372	189,382	4.4%	8,454,459
Deferred tax assets	94,924	105,582	10,658	11.2%	197,645
TOTAL ASSETS	6,169,353	6,257,914	88,561	1.4%	11,714,553

Total Assets increased Ch$88,561 million in March 31, 2010 compared to December 31, 2009, which is mainly explained by:

Non-current assets increased Ch$239,898 million, equivalent to 4.6%, resulting from:

Growth in net property, plant and equipment of Ch$ 189,382 million, mainly the effect of the translation of the local currency of each country and the exchange rate effect of approximately Ch$ 188,000 million, the additions in the quarter of approximately Ch$51,581 million, partially compensated by the depreciation of the period that amounted to Ch$ 50,110 million.

Increase in investments from the proportional contribution of affiliate companies for Ch$ 23,213 million, mainly coming from the higher result of Endesa Brasil.
The latter was partially compensated by a Ch$151,337 million decrease in current assets, equal to 16.1%,as a result of:
Reductions in cash and cash equivalents of Ch$ 138,946 million, mainly due to lower time deposits and repos, lower commercial debtors and other accounts receivable of Ch$ 23,092 million.

PRESS RELEASE 1Q 2010

LIABILITIES AND SHAREHOLDER S EQUITY

Table 4

LIABILITIES AND SHAREHOLDERS' EQUITY					(Thousand US$)
	FY2009	1Q10	Var FY2009-1Q10	Chg %	1Q10

CURRENT LIABILITIES	981,102	919,586	(61,515)	(6.3%)	1,721,427
Other current financial liabilities	346,771	227,422	(119,349)	(34.4%)	425,725
Trade accounts payable and other payables	373,872	385,484	11,612	3.1%	721,609
Trade accounts payable and other payables	90,554	139,658	49,104	54.2%	261,433
Provisions	33,393	27,272	(6,121)	(18.3%)	51,052
Current tax payable	123,945	125,964	2,019	1.6%	235,799
Current post-employment benefit obligations	3,449	3,803	354	10.3%	7,119
Other current non-financial liabilities	9,118	9,984	866	9.5%	18,689
LONG-TERM LIABILITIES	2,233,249	2,282,338	49,089	2.2%	4,272,441
Other non-current financial liabilities	1,794,911	1,827,026	32,116	1.8%	3,420,116
Non-current liabilities	7,570	7,298	(272)	(3.6%)	13,661
Provisions	20,161	21,322	1,161	5.8%	39,914
Deferred tax liabilities	347,877	361,829	13,953	4.0%	677,329
Non-current post-employment benefit obligations	28,231	29,539	1,308	4.6%	55,297
Other non-current non-financial liabilities	34,500	35,323	823	2.4%	66,124
EQUITY	2,955,002	3,055,989	100,988	3.4%	5,720,684

Equity Attributable to Shareholders of the Company	2,069,086	2,158,002	88,916	4.3%	4,039,689
Issued share capital	1,331,714	1,331,714	-	0.0%	2,492,913
Retained earnings (losses)	1,106,819	1,172,583	65,764	5.9%	2,195,027
Additional paid-in capital	206,009	206,009	-	0.0%	385,639
Other equity changes	(727,648)	(727,648)	-	0.0%	(1,362,126)
Reserves	152,191	175,344	23,152	15.2%	328,236
Equity Attributable to Minority Interest	885,916	897,987	12,071	1.4%	1,680,995
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,169,353	6,257,914	88,561	1.4%	11,714,553

The company s Total Liabilities increased by Ch$88,561 million compared to December 31, 2009, mainly due to:

Decrease in Current Liabilities of Ch$ 61.515 million, equivalent to 6.3%, mainly explained by:

A reduction of Ch$ 119,349 million in Other Current Liabilities mainly due to the loans payment of Endesa Chile for Ch$ 133,550 million, partially compensated by the transfer of Endesa Costanera s Mitsubishi debt to short term for Ch$ 10,749 million.

The latter was partially compensated by the increase in accounts payable to related companies for Ch$ 49,103 million, mainly dividends payable.
Non-Current Liabilities increased by Ch$ 49,089 million, equivalent to 2,2%, mainly explained by:

Higher other financial non-current liabilities for Ch$ 32,116 million, due to the local currency conversion effect in Edegel and Emgesa for Ch$55,821 million, the loan payments of Endesa Chile for Ch$ 53,420 million, partially compensated by a higher exchange rate of the debt denominated in dollars for Ch$ 37,370 million, and a Ch$ 13,953 million increase in deferred tax liabilities.

Net equity rose by Ch$ 100,987 million over December 31, 2009. The controller increased byCh$ 88,916 million, mainly explained by the increase of conversion reserves for Ch$ 59,398 million, andthe result of the period of Ch$ 93,729 million. This was partially compensated by the effect of the Ch$ 28,119 million minimum dividend accounted, and the reduction of the minimum hedge reserve forCh$ 36,247 million.

PRESS RELEASE 1Q 2010

The participation of minority holdings increased by Ch$ 12,071 million, as a consequence of the conversion net effects and minorities net income.

DEBT MATURITY WITH THIRD PARTIES

Table 5
(Thousand US$)	2010	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	13.967	205.811	37.354	415.150	206.192		1.266.429	2.144.902
Endesa Chile (*)	13.967	205.811	37.354	415.150	206.192		1.266.429	2.144.902
Argentina	92.038	106.710	39.073	24.738	28.149			290.709
Costanera	66.697	50.717	26.659	24.738	28.149			196.960
Chocón	25.067	55.993	12.414					93.474
Hidroinvest	275							275
Perú	56.542	58.635	130.304	48.844	45.562		121.359	461.245
Edegel	56.542	58.635	130.304	48.844	45.562		121.359	461.245
Colombia	82.594	123.891	157.450		73.127	129.054	357.912	924.028
Emgesa	82.594	123.891	157.450		73.127	129.054	357.912	924.028
TOTAL	245.142	495.046	364.181	488.732	353.029	129.054	1.745.700	3.820.884

Table 5.1
(Million Ch$)	2010	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	7.461	109.944	19.955	221.773	110.148		676.526	1.145.807
Endesa Chile (*)	7.461	109.944	19.955	221.773	110.148		676.526	1.145.807
Argentina	49.167	57.004	20.873	13.215	15.037			155.297
Costanera	35.629	27.093	14.241	13.215	15.037			105.216
Chocón	13.391	29.911	6.632					49.934
Hidroinvest	147							147
Perú	30.205	31.323	69.608	26.092	24.339		64.830	246.397
Edegel	30.205	31.323	69.608	26.092	24.339		64.830	246.397
Colombia	44.122	66.183	84.110		39.064	68.940	191.197	493.616
Emgesa	44.122	66.183	84.110		39.064	68.940	191.197	493.616
TOTAL	130.955	264.454	194.545	261.080	188.588	68.940	932.553	2.041.116

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón

EVOLUTION OF KEY FINANCIAL RATIOS

Table 6
Indicator	Unit	FY2009	1Q10	Var FY2009/1Q10	Chg %
Liquidity	Times	0.96	0.86	(0.10)	-10.5%
Acid ratio test *	Times	0.86	0.75	(0.11)	-12.8%
Working capital	million Ch$	(38,740)	(128,563)	(89,823)	231.9%
Working capital	th. US$	(72,520)	(240,665)	(168,144)	231.9%
Leverage **	Times	1.09	1.05	(0.04)	-3.7%
Short-term debt	%	30.5	28.7	(1.82)	-6.0%
Long-term debt	%	69.5	71.3	1.82	2.6%

* Current assets net of inventories and prepaid expenses
** Using the ratio = Total debt / (equity + minority interest)

PRESS RELEASE 1Q 2010

Table 6.1
Indicator	Unit	1Q09	1Q10	Var FY2009/1Q10	Chg %
Financial Expenses Coverage***Times		6.77	6.00	(0.77)	-11.4%
Op.Income / Op.Rev.	%	43.80	33.10	(10.70)	-24.4%
ROE	%	9.90	4.34	(5.56)	-56.2%
ROA	%	3.33	1.92	(1.41)	-42.3%

***EBITDA/Financial Expenses

Liquidity index as of March 31, 2010 was 0.86 times, a 10.5% decrease compared to December, 2009. Thus, this level shows the Company s solid liquidity position, meeting its obligations with banks and financing its investments with cash surpluses and having a satisfactory debt repayment schedule.

The acid test ratio is 0.75 times, a 12.8% decrease over December 2009, basically explained by the reduction in cash and cash equivalents, and the higher accounts payable to related companies due to the recognition of the minimum dividend payable.

Leverage ratio was 1.05 as of March 2010, reflecting a 3.7% reduction over December, 2009.

PRESS RELEASE 1Q 2010

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS

Table 7
CASH FLOW		(Million Ch$)			(Thousand US$)
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10

Net Income	206,282	120,187	(86,095)	(41.7%)	231,655

Adjustments to Reconcile to Operating Income
Taxes Payable	43,476	45,456	1,981	4.6%	87,615
Decrease (increse) in inventories	1,066	5,788	4,722	443.0%	11,157
Decrease (increase) in trade accounts receivable	(14,596)	(23,899)	(9,302)	(63.7%)	(46,064)
Decrease (increase) in other operating accounts receivable	(10,900)	(3,316)	7,585	69.6%	(6,391)
Decrease (increase) in trade accounts payable	(85,992)	(42,555)	43,437	50.5%	(82,024)
Decrease (increase) in other operating accounts payable	39,258	36,526	(2,732)	(7.0%)	70,402
Depreciation and amortization	47,797	50,110	2,313	4.8%	96,585
Provisions	525	1,369	844	160.6%	2,640
Unrealized foreign currency exchange differences	26,936	(3,915)	(30,852)	(114.5%)	(7,547)
Minority interest	(16,811)	(20,649)	(3,838)	(22.8%)	(39,801)
Other non-cash	(21,635)	14,729	36,364	168.1%	28,389
Total adjustments to Reconcile to Operating Income	9,122	59,644	50,522	553.8%	114,962
Income tax proceeds (payments)	(11,563)	(43,794)	(32,231)	(278.8%)	(84,411)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	203,842	136,037	(67,804)	(33.3%)	262,207

Net Cash Flows provided by (used in) Investing Activities
Loans to related companies	-	(15)	(15)		(29)
Proceeds from sales of property, plant and equipment	4,795	132	(4,663)	(97.3%)	254
Purchase of property, plant and equipment	(98,846)	(51,581)	47,265	47.8%	(99,419)
Acquisitions of intangible assets	(722)	(12)	710	98.3%	(23)
Proceeds from prepayments reimbursed and third party loans	-	(735)	(735)		(1,416)
Proceeds from dividends	1	-	(1)	(100.0%)	-
Proceeds from interest received	1,563	24	(1,540)	(98.5%)	45
Other investment proceeds (disbursements)	3,861	-	(3,861)	(100.0%)	-
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING
ACTIVITIES	(89,347)	(52,187)	47,963	41.6%	(100,589)

Cash Flows provided by (used in) Financing Activities
Long-term loans obtained	141,644	7,837	(133,807)	(94.5%)	15,105
Proceeds from loans from related companies	13	-	(13)	(100.0%)	-
Payments of loans	(49,529)	(199,408)	(149,879)	(302.6%)	(384,350)
Repayments of liabilities for financial leases	(430)	(1,675)	(1,245)	(289.4%)	(3,229)
Payments on loans from related companies	(24,642)	-	24,642	(100.0%)	-
Dividends paid	(4,201)	(4,944)	(742)	(17.7%)	(9,529)
Payments of interest	(11,953)	(46,540)	(34,587)	(289.4%)	(89,704)
Other financing proceeds (payments)	(88,133)	(1,443)	86,690	98.4%	(2,780)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING
ACTIVITIES	(37,231)	(246,173)	(208,941)	(561.2%)	(474,488)

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS BEFORE EFFECTS OF FOREIGN EXCHANGE	77,263	(162,322)	(239,586)	(310.1%)	(312,870)

Effects of foreign exchange rate variations on cash and cash eq	(61,156)	23,377	84,533	138.2%	45,058
Net Increase (Decrease) in Cash and Cash Equivalents	16,107	(138,946)	(155,053)	(962.7%)	(267,812)
Beginning balance of cash and cash equivalents	719,114	446,438	(272,676)	(37.9%)	860,492
Ending Balance of Cash and Cash Equivalents	735,221	307,493	(427,728)	(58.2%)	592,679

PRESS RELEASE 1Q 2010

The company generated a negative cash flow of Ch$ 162.322 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 136,037 million, representing a 33.3% decrease over March 2009. This flow mainly comprises the net income for the period of Ch$ 120,187 million.

Investment activities generated a negative flow of Ch$ 52,187 million, mainly due to acquisitions of property, plant and equipment and intangible assets for Ch$ 51,593 million.

Financing activities generated a negative flow of Ch$ 246,173 million. This was mainly generated by loan repayments for Ch$ 199,408 million and interest payments for Ch$ 46,540 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE

Table 8
Cash Flow	Interests		Others		Total
Thousand US$
	March	March	March	March	March	March
	2009	2010	2009	2010	2009	2010
Argentina	152.9	105.1	369.9		522.8	105.1
Peru
Brazil
Colombia
Total	152.9	105.1	369.9		522.8	105.1
Source: Internal Financial Report

CAPEX AND DEPRECIATION

Table 9
	Payments for Additions of Fixed assets			Depreciation
	Million Ch$		Thousand US$	Million Ch$		Thousand US$
Million Ch$	1Q09	1Q10	1Q10	1Q09	1Q10	1Q10
Endesa Chile	57,643	32,999	63,605	13,269	14,918	28,754
Endesa Eco	14,426	7,903	15,233	382	1,465	2,824
Pehuenche	102	119	230	3,044	3,046	5,871
San Isidro	2,114	1,647	3,174	2,241	2,182	4,206
Pangue	190	59	113	1,092	1,099	2,119
Celta	2,570	444	856	694	630	1,215
Enigesa	260	-	-	25	24	46
Ingendesa	105	19	37	98	46	89
Easa	9,492	2,570	4,953	6,019	4,803	9,257
Emgesa	2,103	1,010	1,947	8,556	9,592	18,489
Generandes Perú	1,966	2,366	4,560	9,555	9,538	18,384
Transquillota	2,129	-	-	79	79	153
Hidroaysen	5,973	2,186	4,214	11	12	23
Gas Atacama	-	958	1,847	1,696	1,451	2,796
Total	98,846	51,581	99,419	46,762	48,886	94,226

PRESS RELEASE 1Q 2010

ARGENTINA

In Argentina, the operating income in the first quarter of 2010 was Ch$ 15,006 million, compared to Ch$ 13,286 million reported as of March 2009, an increase of 12.9%. This all resulted in a combined EBITDA for our Argentine operations of Ch$ 19,809 million, 2.6% more than in the first quarter of 2009.

ENDESA COSTANERA

Operating income of Costanera amounted to Ch$ 5,677 million as of March 2010, a 2.2% reduction compared to March 2009 quarter. Physical sales declined by 22.7%, reaching 1,968 GWh in March 2010. Procurement and services cost decreased by 11.1% between both periods, which is mainly explained by reduced fuel costs due to lower generation. The effect of converting the financial statements from Argentine pesos to Chilean pesos caused a 20.9% decrease of the results between both periods.

Table 10
Endesa Costanera	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Operating Revenues	52,567	46,317	(6,250)	(11.9%)	89,275
Procurement and Services	(37,012)	(32,898)	4,114	11.1%	(63,410)
Contribution Margin	15,555	13,419	(2,136)	(13.7%)	25,865
Other Costs	(4,685)	(3,731)	954	20.4%	(7,191)
Gross Operating Income (EBITDA)	10,871	9,688	(1,183)	(10.9%)	18,673
Depreciation and Amortization	(5,067)	(4,011)	1,056	20.8%	(7,731)
Operating Income	5,804	5,677	(127)	(2.2%)	10,942
Figures may differ from those accounted under Argentine GAAP.

Table 10.1

Endesa Costanera	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	2,543	1,919	(625)	(24.6% )
GWh Sold	2,547	1,968	(579)	(22.7% )
Market Share	9.7%	7.0%	(2.7) pp.

PRESS RELEASE 1Q 2010

EL CHOCÓN

El Chocón showed a favorable reservoir level as a result of the storage during 2009, thus contributing a greater hydroelectric availability and reducing costs of energy purchases by nearly 45%. Its operating income, therefore, rose by 24.9% to Ch$ 9,349 million to the end of March 2010, also due to a 34% higher physical sales over the same period of last year and to lower costs of energy purchases as a consequence of the higher energy production during the period.

Table 11
El Chocón	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Operating Revenues	14,442	14,843	401	2.8%	28,609
Procurement and Services	(4,810)	(3,626)	1,184	24.6%	(6,988)
Contribution Margin	9,632	11,218	1,586	16.5%	21,621
Other Costs	(1,193)	(1,077)	116	9.7%	(2,076)
Gross Operating Income (EBITDA)	8,439	10,141	1,701	20.2%	19,546
Depreciation and Amortization	(952)	(792)	160	16.8%	(1,526)
Operating Income	7,488	9,349	1,861	24.9%	18,020
Figures may differ from those accounted under Argentine GAAP.

Table 11.1

El Chocón	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	563	819	256	45.5%
GWh Sold	668	895	227	34.0%
Market Share	2.5%	3.2%	0.7 pp.

Market risk analysis

  Hydrological risk: The El Chocón reservoir ended March 2010 at a level of 379.43 msl, similar to the 378.41 msl at the end of March 2009. Flows in the Limay basin were around 25% greater than the historic average, while the Collón Curá basin was some 12% below average.

  Variation in energy demand: Demand for the first quarter 2010 was 28,026 GWh, 6.6% higher than the same period in 2009 (26,283 GWh)

Investments

  In Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., has made between 2004 and 2007 investments in the Foninvemem, which meant 21% shareholding in Termoeléctrica Manuel Belgrano S.A. and Termoeléctrica José de San Martín S.A., corresponding to two 800 MW combined-cycle plants each. Both plants started operating in open cycle during 2008. The closing of the cycles (combined-cycle operation) took place in January and February 2010 respectively. So, both companies would start to recover their credits from the cash flows generated by the projects under the sale contract of their production to the MEM.

PRESS RELEASE 1Q 2010

CHILE

Operating income in Chile was Ch$ 96,575 million as of March 2010, a reduction of 47.5% compared to the same period of the previous year. This is mainly explained by a decrease in average prices, expressed in pesos, of approximately 28% and a 3.5% reduction in physical sales. The reduction in average prices was because of slightly lower spot price, plus lower average prices under our contracts, both affected by the exchange rate. Physical sales declined due to a 2.8% reduced electricity demand compared to the first quarter of 2009. This decline in consumption was consequence of the impact of the earthquake of February 27th. This resulted in a 31.1% fall in revenues, which was partially compensated by a 23.4% lower procurement and services cost as a result of favorable hydrological conditions, maintaining an efficient production mix and lower fuel costs due to the availability of natural gas.

The production of 5,190 GWh in the first quarter of 2010 was 4.5% below the 2009 production. This resulted in an EBITDA or gross margin of the generation business reaching Ch$ 119,673 million as of March 2010, compared to Ch$ 204,349 million in the first quarter of 2009.

Table 12
Chilean Electricity Business	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Operating Revenues	410,375	283,400	(126,975)	(30.9% )	546,243
Procurement and Services	(189,566)	(145,226)	44,340	23.4%	(279,917)
Contribution Margin	220,809	138,175	(82,635)	(37.4% )	266,326
Other Costs	(16,460)	(18,502)	(2,042)	(12.4% )	(35,662)
Gross Operating Income (EBITDA)	204,349	119,673	(84,676)	(41.4%)	230,664
Depreciation and Amortization	(22,524)	(24,957)	(2,433)	(10.8% )	(48,103)
Operating Income	181,825	94,716	(87,109)	(47.9%)	182,561

Table 12.1

Chilean Electricity Business	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	5,436	5,190	(246)	(4.5% )
GWh Sold	5,528	5,336	(192)	(3.5% )
Market Share	41.5%	41.3%	(0.2) pp.

Most important changes in the market

  The National Energy Commission (CNE) issued its preliminary node-price report in early April 2010. The theoretical average price at Alto Jahuel 220 kV was US$104.8/MWh and Ch$55.8/kWh, representing an increase of 1.7% in dollars and a reduction of 1.4 % in pesos respectively, compared to the theoretical values of the definitive price-fixing of October 2009.

  In the SING, the average theoretical price at Crucero 220 kV was US$92.1/MWh and Ch$49.1/kWh, representing a fall of 23.0% in dollars and of 25.3% in pesos respectively, in relation to the theoretical amounts of the definitive price-fixing of October 2009.

  Variations in energy sales: energy sales in Chile (SIC + SING) in the first quarter 2010 was 12,927 GWh, a 2.8% decrease over the same period of the previous year (13,295 GWh). The SIC fell by 2.4% and the SING decreased by 3.8%.

  The Ministry of Energy was created on February 2010, by the application of Law 20,402, having the mission of designing and coordinating the plans, policies and regulations for the good functioning and development of the sector.

PRESS RELEASE 1Q 2010

  During March, two LNG tankers arrived to Quintero s terminal. The first, on March 15, was the MN Alison Victoria, with a volume equal to 33.6 million cubic meters and the second on March 27, called the MN
  Shirley Elizabeth, with a volume equal to 35.5 million cubic meters. Part of the GNL of both tankers was for Endesa Chile. The cooling of the first of the two 160,000 m3 LNG tanks in Quintero began on March 28, operations will start in the first half of April 2010.

Market risk analysis

  Hydrological Risk: The hydrology year April 2009 - March 2010 showed a probability of surplus of its affluent energy of 40.9%, which places it as a normal year.

  Reservoir levels at April 1, 2010 accumulate approximately 4,412 GWh of energy equivalent (approximately 16.9% higher (636 GWh) than the level at April 1, 2009).

Investments

  Bocamina II, our under construction coal-fired plant located in Coronel, in the Bio-Bio region, was impacted by the earthquake that took place on February 27. This plant is located in the earthquake s epicenter. The start-up of this power plant, planned for December 2010, was delayed. The evaluation of the damages and a detailed inspection are in progress. Start-up is expected for June 2011. Additionally, this catastrophe did not have any important impact on our generation assets, except for Bocamina I, which effects are still being evaluated and we are very well protected by insurance contracts.

  HidroAysén, project in which Endesa Chile holds a 51% shareholding and Colbún S.A. the remaining 49%, and whose total installed capacity would be 2,750 MW, submitted the responses to comments made in the context of the Environmental Impact Assessment (EIA) on October 20, 2009 (Addendum 1). Later, on January 18, 2010 CONAMA (environmental regional authority) submitted Icsara N°2 with 1,114 observations, the company is working on the corresponding responses.

PRESS RELEASE 1Q 2010

COLOMBIA

EMGESA

The operating income of our Colombian business was Ch$ 44,126 million as of March 2010, 32.1% decrease compared to the same quarter of 2009. This is mainly explained by a less efficient production mix due to low hydrology as a consequence of the El Niño phenomenon. This situation led to an increase in thermal production, replacing hydroelectric dispatch, which decreased by 41% comparing both periods. The climatic factor caused an increase of 70% in procurement and services cost because of higher energy purchases and higher costs of fuel consumption for the thermal generation of Ch$ 15,506 million and Ch$ 8,318 million respectively. This was partially compensated by a higher average price in local currency due to the greater thermal production resting from the low hydrology. EBITDA, or gross margin, in Colombia decreased 27% in the first quarter of 2010, reaching Ch$ 53,870 million. The effect of converting the financial statements from Colombian pesos to Chilean pesos caused a 5.8% increase of the results between both periods.

Table 13
Emgesa	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Operating Revenues	118,591	123,136	4,545	3.8%	237,340
Procurement and Services	(35,342)	(60,055)	(24,713)	(69.9%)	(115,754)
Contribution Margin	83,249	63,081	(20,168)	(24.2%)	121,587
Other Costs	(9,423)	(9,211)	212	2.2%	(17,754)
Gross Operating Income (EBITDA)	73,826	53,870	(19,956)	(27.0%)	103,833
Depreciation and Amortization	(8,794)	(9,744)	(951)	(10.8%)	(18,782)
Operating Income	65,032	44,126	(20,907)	(32.1%)	85,051
Figures could differ from those accounted under Colombian GAAP.

Table 13.1

Emgesa	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	3,143	2,260	(882)	(28.1% )
GWh Sold	3,955	3,333	(622)	(15.7% )
Market Share	20.5%	16.7%	(3.8) pp.

Market risk analysis

  Hydrological Risk: Total SIN inflows were affected by the presence of the El Niño phenomenon during the first quarter of 2010, being the summer months. SIN inflows were 62% of the historic average (dry hydrology); those of Guavio were 68% (dry condition) and those of Betania were 50% (very dry condition). The most representative reservoir levels for Endesa (Guavio) were at 25% of their maximum capacity on March 31, 2010, equivalent to 535 GWh (approx. 440 GWh or 21% less than the level on the same date of 2009).

  Variation in energy demand: the accumulated demand in the first quarter 2010 was 13,202 GWh, 4.8% lower with respect to the same period of 2009 (13,874 GWh).

  Resolution CREG 10/2010 became effective on February 16, with important changes in the form of how hydroelectric plants supplies during the drought conditions, so that the hydroelectric generator reflects the value of water according to the current hydrology conditions.

PRESS RELEASE 1Q 2010

Investments

  In Colombia, following the conclusion of the Assignment of Firm Energy process for the projects to start operating between December 2014 and November 2019, the Colombian Ministry of Mines and Energy chose Emgesa s El Quimbo hydroelectric project, with a capacity of 400 MW. The construction of this project was recently approved by the Board of Directors of Endesa Chile, and the environmental and governmental approvals are in progress.

PERU

EDEGEL

An operating income of Ch$ 19,713 million was produced in Edegel, a reduction of 27.8% compared to the first quarter of 2009. This is mainly explained by lower physical sales and a higher cost of sales. The 9.4% decline in physical sales was due to lower sales to unregulated customers, particularly to Electroperú, whose contract ended in September 2009. The 78% increase in procurement and services cost reflects the absence of the non-recurring reversal of provisions for energy purchases of distribution companies without contracts registered in the first quarter of 2009. This was partially compensated as our Peruvian operation maintained an efficient production mix with 67% hydroelectric and the rest thermal, reflecting lower fuel consumption costs of Ch$ 2,190 million. The effect of converting the financial statements from Peruvian soles to Chilean pesos caused a 4.6% decrease of the results between both periods.

Table 14
Edegel	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Operating Revenues	56,063	54,935	(1,128)	(2.0% )	105,885
Procurement and Services	(11,259)	(20,036)	(8,777)	(78.0% )	(38,619)
Contribution Margin	44,804	34,899	(9,905)	(22.1% )	67,266
Other Costs	(7,888)	(5,595)	2,293	29.1%	(10,784)
Gross Operating Income (EBITDA)	36,915	29,304	(7,612)	(20.6%)	56,482
Depreciation and Amortization	(9,600)	(9,591)	9	0.1%	(18,486)
Operating Income	27,315	19,713	(7,603)	(27.8%)	37,996
Figures could differ from those accounted under Peruvian GAAP.

Table 14.1

Edegel	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	2,299	1,987	(313)	(13.6% )
GWh Sold	2,254	2,042	(212)	(9.4% )
Market Share	33.9%	28.3%	(5.5) pp.

Most important changes in the market

  On March 1, Osinergmin fixed the new natural gas distribution tariffs. These did not vary for the generating companies.

  On March 5, Osinergmin set the price for transporting gas via the Andino del Sur gas pipeline, at US$ 2.5/MMBTU.

Market risk analysis

  Hydrological risk: Total volume stored in lakes and reservoirs of Edegel at the end of March 2010 was 281.5 MMm3, which represents 99% of total capacity (7% more than the level at the same date of the year before). In the first quarter, Rimac basin inflows were 116% of average (normal-wet category). The rivers Tulumayo and Tarma maintained average flows representing 119% (normal-wet category) and 102% (normal) respectively.

PRESS RELEASE 1Q 2010

  Variation in energy demand: the accumulated demand in the first quarter 2010 was 7,205 GWh, 6.9% higher with respect to the same period of 2009 (6,740 GWh).

MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE

Commercial and Regulatory Risk

Endesa Chile s activities are subject to a broad range of governmental standards. Any modification of such standards may affect its activities, economic situation and operating results.

The fulfillment of corporate governance standards, the general regulatory framework and its own standards defined by each business area are among the main principles of the Company.

Likewise, the operations of Endesa Chile are subject to environmental regulations, which the company fulfills permanently. Modifications to these regulations may impact its economic situation and the results of its operations.

The commercial activity of Endesa Chile is designed in order to moderate the possible impact of changes in hydrological conditions.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a variable interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total gross debt was 64% as of March 2010 on a consolidated basis.

Depending on the Endesa Chile s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk.

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to dollar and the asset and liability levels in such currency. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk on some commodities, basically of fuel purchases for the electricity generation and also of energy trading transactions in the local markets.

Looking forward to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with non-regulated customers.

PRESS RELEASE 1Q 2010

Liquidity Risk

Endesa Chile s liquidity policy consists on contracting long term committed credit facilities and short term financial investments, for the amounts needed to support future estimated needs according to the period with the situation and the expectations of debt and capital markets.

As of March 31, 2010, Endesa Chile s liquidity (cash and cash equivalents) was US$ 576 million. As of March 31, 2009, the company s liquidity was US$ 836 million.

Risk Measurement

Endesa Chile measures the value at risk of its debt and financial derivatives positions with the objective of guaranteeing that the risk contracted by the company is consistent with the risk exposure defined by the management, thus restricting the volatility of its financial results. The risk exposure used in the calculations of the current value at risk comprises debt and financial derivatives.

The measurement of Endesa Chile s value at risk is shown below:

	Thousand Ch$
Financial Positions	2009	1Q10
Interest rate	16,308,634	18,959,679
Exchange rate	734,415	1,146,357
Correlation	(813,296)	(2,365,502)
Total	16,229,753	17,740,534

Other Risks

Part of Endesa Chile s debt is subject to cross default provisions. If certain defaults in debt of specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment, after any applicable grace period, of Endesa Chile debts, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million dollars (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million dollars, could give rise to a cross default of two bank revolving debt facilities at Endesa Chile. Furthermore, these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from credit rating agencies could trigger prepayments.

PRESS RELEASE 1Q 2010

SUSTAINABILITY AND THE ENVIRONMENT

In January 2010, Endesa Chile received the Silver Class distinction in the Sustainability Yearbook 2010 published by the Swiss agency SAM (Sustainable Asset Management) together with PricewaterhouseCoopers, which placed the Company among the seven best performing electricity companies in sustainability in the world.

The Sustainability Report 2009 of Endesa Chile was completed and is available.

In the first quarter of 2010, Endesa Chile sent the Communication of Progress (COP) to the United Nations, for carrying out policies that promote the Global Compact. In March, Endesa Chile participated in a meeting in Bogotá, where the Company and its subsidiaries committed to the Global Compact, and evaluated the actions and commitments of Endesa Chile s subsidiaries in Latin America with the 10 main beliefs of the Global Compact.

As of March 2010, out of the 4.918,5 GWh generated in the quarter, 98.7% was produced by power plants which Environmental Management Systems (EMS) are certified under the ISO 14,001 standard. On the other hand, 100% was generated by plants having their safety and occupational health management system certified under the OHSAS 18,001 standard, demonstrating the company s commitment with the environment and safety in the place of work.

PRESS RELEASE 1Q 2010

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following can be mentioned with respect to the assets of major importance:

Properties, Plant and Equipment are valued at cost less the corresponding accumulated depreciation and losses for any deterioration suffered. Properties, Plant and Equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium of the cost of acquisition over the Group s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any deterioration has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for deterioration (see Note 3.c of the financial statements).

Throughout the period, and fundamentally on its closing, an evaluation is made to ensure that there is no indication that some asset might have suffered a loss for deterioration. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the effective generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows. As a result of this evaluation, it was determined that there is no deterioration related to the acquired businesses, except in the case of our jointly-controlled company Gas Atacama Holding Ltda., whose impairment test made in 2007 determined that the recoverable value of the assets was below their book value, making an investment provision on that date.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the financial statements.

PRESS RELEASE 1Q 2010

OPERATING INCOME BY SUBSIDIARY

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile subsidiary, for the first quarter 2009 and 2010 is detailed as follows:

Table 15
(MILLION PESOS)	REVENUES		OPERATING COSTS		OPERATING INCOME		Change	VAR %
	1Q09	1Q10	1Q09	1Q10	1Q09	1Q10
ARGENTINA	66,977	61,149	(53,691)	(46,142)	13,286	15,006	1,720	12.9%
COLOMBIA	118,591	123,136	(53,559)	(79,011)	65,032	44,126	(20,907)	(32.1%)
PERU	56,063	54,935	(28,779)	(35,241)	27,284	19,693	(7,590)	(27.8%)
CONS. FOREIGN SUBS. ADJUSTMENTS	(217)	(223)	217	223	-	-	-

TOTAL FOREIGN SUBSIDIARIES	241,414	238,997	(135,811)	(160,172)	105,602	78,825	(26,777)	(25.4%)

ELECTRICITY BUSINESS IN CHILE	410,375	283,400	(228,550)	(188,684)	181,825	94,716	(87,109)	(47.9%)
OTHER BUSINESSES IN CHILE	9,022	7,509	(6,984)	(5,650)	2,038	1,859	(179)	(8.8% )

TOTAL CHILE	419,397	290,909	(235,534)	(194,334)	183,863	96,575	(87,288)	(47.5%)

TOTAL CONSOLIDATED	660,811	529,906	(371,345)	(354,506)	289,466	175,400	(114,065)	(39.4%)

Table 15.1
(MILLION PESOS)	REVENUES
	% Revenues		% Revenues
	1Q09	1Q09	1Q10	1Q10	Change

CHOCÓN (ARGENTINA)	14,442	2.2%	14,843	2.8%	401
COSTANERA (ARGENTINA)	52,567	8.0%	46,317	8.7%	(6,250)
INVESTMENT VEHICLES IN ARGENTINA	(32)	0.0%	(12)	0.0%	20
TOTAL ARGENTINA	66,977	10.1%	61,149	11.5%	(5,828)
EMGESA (COLOMBIA)	118,591	17.9%	123,136	23.2%	4,545
TOTAL COLOMBIA	118,591	17.9%	123,136	23.2%	4,545
EDEGEL (PERU)	56,063	8.5%	54,935	10.4%	(1,128)
INVESTMENT VEHICLES IN PERU	-	0.0%	-	0.0%	-
TOTAL PERU	56,063	8.5%	54,935	10.4%	(1,128)
CONS. FOREIGN SUBS. ADJUSTMENTS	(217)	0.0%	(223)	0.0%	(6)

TOTAL FOREIGN SUBSIDIARIES	241,414	36.5%	238,997	45.1%	(2,417)

ELECTRICITY BUSINESS IN CHILE	410,375	62.1%	283,400	53.5%	(126,975)
OTHER BUSINESSES IN CHILE	9,022	1.4%	7,509	1.4%	(1,513)

TOTAL CHILE	419,397	63.5%	290,909	54.9%	(128,488)

TOTAL CONSOLIDATED	660,811	100.0%	529,906	100.0%	(130,905)

PRESS RELEASE 1Q 2010

Table 15.2
(MILLION PESOS)	OPERATING COSTS
	% Expenses		% Expenses
	1Q09	1Q09	1Q10	1Q10	Change

CHOCÓN (ARGENTINA)	(6,954)	1.9%	(5,494)	1.5%	1,460
COSTANERA (ARGENTINA)	(46,764)	12.6%	(40,640)	11.5%	6,123
INVESTMENT VEHICLES IN ARGENTINA	27	0.0%	(8)	0.0%	(35)
TOTAL ARGENTINA	(53,691)	14.5%	(46,142)	13.0%	7,548
EMGESA (COLOMBIA)	(53,559)	14.4%	(79,011)	22.3%	(25,452)
TOTAL COLOMBIA	(53,559)	14.4%	(79,011)	22.3%	(25,452)
EDEGEL (PERU)	(28,747)	7.7%	(35,222)	9.9%	(6,475)
INVESTMENT VEHICLES IN PERU	(32)	0.0%	(19)	0.0%	12
TOTAL PERU	(28,779)	7.7%	(35,241)	9.9%	(6,463)
CONS. FOREIGN SUBS. ADJUSTMENTS	217	-0.1%	223	-0.1%	6

TOTAL FOREIGN SUBSIDIARIES	(135,811)	36.6%	(160,172)	45.2%	(24,360)

ELECTRICITY BUSINESS IN CHILE	(228,550)	61.5%	(188,684)	53.2%	39,866
OTHER BUSINESSES IN CHILE	(6,984)	1.9%	(5,650)	1.6%	1,334

TOTAL CHILE	(235,534)	63.4%	(194,334)	54.8%	41,200

TOTAL CONSOLIDATED	(371,345)	100.0%	(354,506)	100.0%	16,840

Table 15.3
(MILLION PESOS)	OPERATING INCOME
	% Expenses		% Expenses
	1Q09	1Q09	1Q10	1Q10	Change

CHOCÓN (ARGENTINA)	7,488	2.6%	9,349	5.3%	1,861
COSTANERA (ARGENTINA)	5,804	2.0%	5,677	3.2%	(127)
INVESTMENT VEHICLES IN ARGENTINA	(5)	0.0%	(20)	0.0%	(15)
TOTAL ARGENTINA	13,286	4.6%	15,006	8.6%	1,720
EMGESA (COLOMBIA)	65,032	22.5%	44,126	25.2%	(20,907)
TOTAL COLOMBIA	65,032	22.5%	44,126	25.2%	(20,907)
EDEGEL (PERU)	27,315	9.4%	19,713	11.2%	(7,603)
INVESTMENT VEHICLES IN PERU	(32)	0.0%	(19)	0.0%	12
TOTAL PERU	27,284	9.4%	19,693	11.2%	(7,590)
CONS. FOREIGN SUBS. ADJUSTMENTS	-	0.0%	-	0.0%	-

TOTAL FOREIGN SUBSIDIARIES	105,602	36.5%	78,825	44.9%	(26,777)

ELECTRICITY BUSINESS IN CHILE	181,825	62.8%	94,716	54.0%	(87,109)
OTHER BUSINESSES IN CHILE	2,038	0.7%	1,859	1.1%	(179)

TOTAL CHILE	183,863	63.5%	96,575	55.1%	(87,288)

TOTAL CONSOLIDATED	289,466	100.0%	175,400	100.0%	(114,065)

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

PRESS RELEASE 1Q 2010

BUSINESS INFORMATION OF CHILEAN OPERATIONS

MAIN OPERATING FIGURES IN GWH

Table 16
1Q10 (GWh)	Endesa and Non- Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	3,915.4	782.1	4,697.5	492.2	5,189.7
Hydro generation	2,289.8	782.1	3,071.9	-	3,071.9
Thermo generation	1,594.5	-	1,594.5	492.2	2,086.7
Wind generation	31.1	-	31.1	-	31.1
Purchases	1,647.1	-	40.3	205.4	245.7
Purchases to related companies	1,606.7	-	1,606.7	-	1,606.7
Purchases to other generators	40.3	-	40.3	-	40.3
Purchases at spot	-	-	-	205.4	205.4
Transmission losses, pump and other consumption	97.3	3.6	100.9	(2.2)	98.7
Total electricity sales	5,464.9	778.5	4,636.6	699.8	5,336.4
Sales at regulated prices	2,953.5	-	2,953.5	-	2,953.5
Sales at unregulated prices	920.7	51.7	972.4	689.4	1,661.8
Sales at spot marginal cost	489.2	221.6	710.7	10.4	721.1
Sales to related companies generators	1,101.5	505.2	1,606.7	-	1,606.7
TOTAL SALES OF THE SYSTEM	9,643.9	9,643.9	9,643.9	3,283.4	12,927.3
Market Share on total sales (%)	45.2%	2.8%	48.1%	21.3%	41.3%

Table 16.1
1Q09 (GWh)	Endesa and Non- Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	4,167.3	753.1	4,920.4	515.2	5,435.6
Hydro generation	2,242.2	753.1	2,995.3	-	2,995.3
Thermo generation	1,918.0	-	1,918.0	515.2	2,433.2
Wind generation	7.1	-	7.1	-	7.1
Purchases	1,375.8	-	11.7	196.8	208.5
Purchases to related companies	1,364.1	-	1,364.1	-	1,364.1
Purchases to other generators	11.7	-	11.7	-	11.7
Purchases at spot	-	-	-	196.8	196.8
Transmission losses, pump and other consumption	104.3	3.5	107.7	8.2	115.9
Total electricity sales	5,438.8	749.6	4,824.4	703.8	5,528.2
Sales at regulated prices	2,782.5	95.4	2,877.8	169.8	3,047.6
Sales at unregulated prices	910.7	40.0	950.8	497.9	1,448.6
Sales at spot marginal cost	751.3	244.5	995.8	36.2	1,031.9
Sales to related companies generators	994.3	369.8	1,364.1	-	1,364.1
TOTAL SALES OF THE SYSTEM	9,903.8	9,903.8	9,903.8	3,412.4	13,316.2
Market Share on total sales (%)	44.9%	3.8%	48.7%	20.6%	41.5%

PRESS RELEASE 1Q 2010

BUSINESS INFORMATION OF FOREIGN OPERATIONS

MAIN OPERATING FIGURES IN GWH

Table 17
1Q10 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	1,918.5	819.3	2,737.8	5,189.7	2,260.2	1,986.8	6,984.7	12,174.4
Hydro generation	-	819.3	819.3	3,071.9	1,761.1	1,340.9	3,921.2	6,993.1
Thermo generation	1,918.5	-	1,918.5	2,086.7	499.1	645.9	3,063.5	5,150.2
Wind generation	-	-	-	31.1	-	-	-	31.1
Purchases	64.5	75.3	139.8	245.7	1,103.3	109.5	1,352.6	1,598.3
Purchases to related companies	-	-	-	1,606.7	-	-	-	1,606.7
Purchases to other generators	-	-	-	40.3	86.5	-	86.5	126.8
Purchases at spot	64.5	75.3	139.8	205.4	1,016.8	109.5	1,266.1	1,471.5
Transmission losses, pump and other consumption	14.9	-	14.9	98.7	30.3	54.8	100.1	198.7
Total electricity sales	1,968.1	894.6	2,862.7	5,336.4	3,333.1	2,041.5	8,237.3	13,573.7
Sales at regulated prices	-	-	-	2,953.5	2,076.8	1,378.0	3,454.8	6,408.3
Sales at unregulated prices	189.1	341.3	530.4	1,661.8	597.7	454.6	1,582.7	3,244.5
Sales at spot marginal cost	1,779.1	553.3	2,332.3	721.1	658.6	209.0	3,199.9	3,921.0
Sales to related companies generators	-	-	-	1,606.7	-	-	-	1,606.7
TOTAL SALES OF THE SYSTEM	28,025.7	28,025.7	28,025.7	12,927.3	19,936.8	7,204.8
Market Share on total sales (%)	7.0%	3.2%	10.2%	41.3%	16.7%	28.3%

Table 17.1
1Q09 (GWh)	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	2,543.1	563.0	3,106.1	5,435.6	3,142.7	2,299.3	8,548.1	13,983.7
Hydro generation	-	563.0	563.0	2,995.3	2,994.9	1,362.6	4,920.5	7,915.8
Thermo generation	2,543.1	-	2,543.1	2,433.2	147.7	936.7	3,627.5	6,060.8
Wind generation	-	-	-	-	-	-	-	-
Purchases	23.2	104.8	128.0	208.5	848.1	7.5	983.6	1,192.1
Purchases to related companies	-	-	-	1,364.1	-	-	-	1,364.1
Purchases to other generators	-	-	-	11.7	303.7	-	303.7	315.4
Purchases at spot	23.2	104.8	128.0	196.8	544.4	7.5	679.9	876.8
Transmission losses, pump and other consumption	19.4	-	19.4	115.9	35.7	53.3	108.4	224.3
Total electricity sales	2,546.8	667.8	3,214.6	5,528.2	3,955.0	2,253.6	9,423.3	14,951.4
Sales at regulated prices	-	-	-	3,047.6	1,842.5	1,010.9	2,853.4	5,901.0
Sales at unregulated prices	224.7	318.0	542.7	1,448.6	598.3	1,029.7	2,170.7	3,619.3
Sales at spot marginal cost	2,322.1	349.8	2,671.9	1,031.9	1,514.2	213.0	4,399.2	5,431.1
Sales to related companies generators	-	-	-	1,364.1	-	-	-	1,364.1
TOTAL SALES OF THE SYSTEM	26,283.3	26,283.3	26,283.3	13,316.2	19,310.5	6,655.2
Market Share on total sales (%)	9.7%	2.5%	12.2%	41.5%	20.5%	33.9%

PRESS RELEASE 1Q 2010

BRAZIL

We disclose the operating results of Endesa Brasil and its subsidiaries for information purposes only. Endesa Chile does not consolidate these companies results; their equity contribution is reflected in Net Income From Related Companies account in the Consolidated Income Statement.

ENDESA BRASIL

Table 18
Endesa Brasil	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	437,596	501,805	64,209	14.7%	967,209
Procurements and Services	(260,648)	(275,031)	(14,383)	5.5%	(530,110)
Contribution Margin	176,948	226,774	49,826	28.2%	437,098
Other Costs	(61,948)	(62,494)	(546)	0.9%	(120,454)
Gross Operating Income (EBITDA)	115,001	164,281	49,280	42.9%	316,644
Depreciation and Amortization	(29,206)	(38,690)	(9,484)	32.5%	(74,574)
Operating Income	85,794	125,590	39,796	46.4%	242,070
Net Financial Income	(14,924)	(22,713)	(7,788)	52.2%	(43,778)
Financial income	15,791	13,230	(2,562)	(16.2%)	25,500
Financial expenses	(31,544)	(32,597)	(1,053)	3.3%	(62,830)
Income (Loss) for indexed assets and liabilities	-	-	-	-	-
Foreign currency exchange differences, net	829	(3,345)	(4,174)	(503.5%)	(6,447)
Gains	3,054	9,898	6,844	224.1%	19,078
Losses	(2,225)	(13,243)	(11,018)	495.3%	(25,525)
Net Income from Related Comp. Cons. By the	-	-	-	-	-
Prop. Eq. Method
Net Income from Other Investments	-	-	-	-	-
Net Income from asset sales	8	1	(7)	(92.5%)	1
Net Income before Taxes	70,878	102,878	32,001	45.1%	198,294
Income Tax	(15,294)	(22,561)	(7,267)	47.5%	(43,485)
NET INCOME	55,583	80,317	24,734	44.5%	154,809
Net Income Attributable to Owners of the
Company	38,666	49,275	10,609	27.4%	94,976
Net Income Attributable to Minority Interest
	16,917	31,042	14,125	83.5%	59,833

GENERATION

CACHOEIRA

Operating Income increased due to higher sales volume during the period boosted by the higher hydrology and the recovery of the demand during the period. The former effect was partially compensated by lower market sales prices mainly explained by better hydrological conditions in Brazil compared to higher prices during the first quarter of 2009.

Positive conversion effect from local currency to Chilean pesos increased 8.6% the results compared to the figure of the same period last year.

PRESS RELEASE 1Q 2010

Table 19
Cachoeira	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Operating Revenues	18,573	24,372	5,799	31.2%	46,975
Procurement and Services	(5,216)	(6,599)	(1,383)	(26.5% )	(12,719)
Contribution Margin	13,357	17,773	4,415	33.1%	34,256
Other Costs	(1,419)	(1,487)	(68)	(4.8% )	(2,866)
Gross Operating Income (EBITDA)	11,939	16,286	4,347	36.4%	31,390
Depreciation and Amortization	(1,634)	(1,791)	(157)	(9.6% )	(3,452)
Operating Income	10,304	14,495	4,190	40.7%	27,938
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1

Cachoeira	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	581	847	266	45.8%
GWh Sold	709	858	149	21.1%
Market Share	0.7%	0.8%	0.1 pp.	-

FORTALEZA (CGTF)

Operating Income increased mainly due to the 32% increase in the average sales prices denominated in local currency and the lower procurement and services costs as a consequence of the lower energy purchased costs during the period, which was related to the higher hydrology prevailing in the system.

In addition, a positive conversion effect from local currency to Chilean pesos increased 8.6% the results compared to the figure of the same period last year.

Table 20
Fortaleza	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Operating Revenues	29,874	35,051	5,177	17.3%	67,560
Procurement and Services	(18,046)	(13,241)	4,805	26.6%	(25,522)
Contribution Margin	11,828	21,810	9,982	84.4%	42,038
Other Costs	(2,206)	(2,120)	86	3.9%	(4,087)
Gross Operating Income (EBITDA)	9,622	19,690	10,068	104.6%	37,952
Depreciation and Amortization	(1,796)	(1,977)	(181)	(10.1%)	(3,811)
Operating Income	7,826	17,713	9,887	126.3%	34,141
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1

Fortaleza	1Q09	1Q10	Var 1Q09-1Q10	Chg %
GWh Produced	25	104	78	306.8%
GWh Sold	777	663	(114)	(14.7%)
Market Share	0.8%	0.7%	(0.1 pp.)	-

PRESS RELEASE 1Q 2010

TRANSMISSION

CIEN

Our transmission line company, CIEN, decreased its operating income in a meaningfully amount, due to the lack of contracts during the first quarter 2010 when compared to equal period 2009. After the law enacted on December 2009 that recognizes for all the transmission lines the right of a regulated income, we are expecting the ANEEL s resolution determining the annual allowed income for CIEN. It its worth mentioning that the law enacted last December granted CIEN the condition of a public service provider.

The latter has been partially offset by a reversion of overestimated variable transmission costs since year 2005, which implied a positive effect for the current period, and positive conversion effect due to Real appreciation relative to the Chilean peso.

Table 21
Cien	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	20.742	1.495	(19.247)	(92,8%)	2.884
Procurements and Services	(868)	3.732	4.599	-	7.197
Contribution Margin	19.875	5.227	(14.648)	(73,7%)	10.080
Other Costs	(2.437)	(2.100)	337	13,8%	(4.049)
Gross Operating Income (EBITDA)	17.438	3.127	(14.310)	(82,1%)	6.031
Depreciation and Amortization	(4.720)	(9.077)	(4.357)	(92,3%)	(17.506)
Operating Income	12.718	(5.950)	(18.668)	(146,8%)	(11.475)
Figures may differ from those accounted under Brazilian GAAP.

DISTRIBUTION

AMPLA

Operating Income increased mainly due to the greater energy demand performance and the higher average sales prices, partially compensated by the increase in the energy purchase costs, higher energy losses and lower tolls.

All the above mentioned, has been boosted by positive conversion effect due to Real appreciation relative to the Chilean peso.

Table 22

Ampla	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	240,789	273,545	32,756	13.6%	527,248
Procurements and Services	(169,616)	(168,092)	1,524	0.9%	(323,991)
Contribution Margin	71,173	105,453	34,280	48.2%	203,256
Other Costs	(30,785)	(31,329)	(544)	(1.8%)	(60,386)
Gross Operating Income (EBITDA)	40,387	74,124	33,736	83.5%	142,870
Depreciation and Amortization	(12,100)	(13,966)	(1,866)	(15.4%)	(26,919)
Operating Income	28,288	60,158	31,870	112.7%	115,952
Figures may differ from those accounted under Brazilian GAAP.

PRESS RELEASE 1Q 2010

Table 22.1

Ampla	1Q09	1Q10	Var 1Q09-1Q10	Chg %
Customers (Th)	2,477	2,529	52	2.1%
GWh Sold	2,440	2,621	182	7.5%
Clients/Employee	1,904	2,063	159	8.4%
Energy Losses %	20.5%	21.5%	0.9 pp.	-

COELCE

Operating Income increased mainly due to an increase in energy demand and much higher average sales margins and tolls, due to higher energy average sales prices and higher physical sales. The latter, partially offset by higher lower energy losses, higher purchases prices.

All the above mentioned, has been boosted by positive conversion effect due to Real appreciation relative to the Chilean peso.

Table 23
Coelce	Million Ch$				Thousand US$
	1Q09	1Q10	Var 1Q09-1Q10	Chg %	1Q10
Total Revenues	152,483	202,221	49,738	32.6%	389,772
Procurements and Services	(91,767)	(125,709)	(33,942)	(37.0%)	(242,299)
Contribution Margin	60,716	76,512	15,796	26.0%	147,473
Other Costs	(23,467)	(24,414)	(947)	(4.0%)	(47,058)
Gross Operating Income (EBITDA)	37,248	52,097	14,849	39.9%	100,416
Depreciation and Amortization	(8,908)	(11,804)	(2,897)	(32.5%)	(22,752)
Operating Income	28,341	40,293	11,952	42.2%	77,663
Figures may differ from those accounted under Brazilian GAAP.

Table 23.1

Coelce	1Q09	1Q10	Var 1Q09-1Q10	Chg %
Customers (Th)	2,878	2,996	118	4.1%
GWh Sold	1,877	2,153	276	14.7%
Clients/Employee	2,280	2,369	88	3.9%
Energy Losses %	11.6%	11.9%	0.3 pp.	-

PRESS RELEASE 1Q 2010

OWNERSHIP OF THE COMPANY AS OF MARCH 31ST, 2010

TOTAL SHAREHOLDERS: 19,064

CONFERENCE CALL INVITATION

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended March 31st, 2010, on Friday, April 23rd, 2010, at 3:30 pm (Eastern Time).

To participate, please dial: 1 (617) 213 48 70, international or 1 (888) 713 4218 (toll free USA). Passcode I.D.: 35304448, approximately 10 minutes prior to the scheduled starting time.

To access the phone replay, please dial 1 (617) 801 68 88 or 1 (888) 286 80 10 (toll free USA). Passcode I.D.: 61757468.

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link: https://www.theconferencingservice.com/prereg/key.process?key=PBRFUGHY6

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl (please note that this is a listen only mode).

PRESS RELEASE 1Q 2010

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Investor Relations Director
srm@endesa.cl
(56-2) 630 96 06

Juan Pablo Reitze	Irene Aguiló	Jacqueline Michael	M. Teresa Fuentealba
Head of Investor	Investor Relations	Investor Relations	Investor Relations
Relations	Representative	Representative	Representative
jprv@endesa.cl	iaguilo@endesa.cl	jmc@endesa.cl	mtfd@endesa.cl
(56-2) 630 96 03	(56-2) 630 96 04	(56-2) 630 95 85	(56-2) 630 95 06

Gloria Mora
Investor Relations
Assistant
gaml@endesa.cl
(56-2) 630 95 87

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile business plans; (2) Endesa Chile cost-reduction plans; (3) trends affecting Endesa Chile financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

PRESS RELEASE 1Q 2010

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 23, 2010